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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-4
                                FINAL AMENDMENT

                         ISSUER TENDER OFFER STATEMENT

     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          U.S. Office Products Company
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                                (Name of Issuer)
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.001 Per Share
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                         (Title of Class of Securities)

                                  912 325 107
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                     (CUSIP Number of Class of Securities)

                                 Thomas Morgan
                     President and Chief Executive Officer
                          U.S. Office Products Company
               1025 Thomas Jefferson Street, N.W.--Suite 600 East
                             Washington, D.C. 20007
                                 (202) 339-6700
--------------------------------------------------------------------------------

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

           George P. Stamas, Esq.                         Mark D. Director, Esq.
         Wilmer, Cutler & Pickering              Executive Vice President--Administration,
             2445 M Street, N.W.                       General Counsel and Secretary
           Washington, D.C. 20037                      U.S. Office Products Company
               (202) 663-6000                       1025 Thomas Jefferson Street, N.W.
                                                              Suite 600 East
                                                          Washington, D.C. 20007
                                                              (202) 339-6700

                                  May 4, 1998
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     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           Calculation of Filing Fee
--------------------------------------------------------------------------------

Transaction Valuation $930,000,000*                Amount of Filing Fee $186,000

------------------------

* Assumes purchase at $27.00 per Share of approximately 32 million Shares and 5 million Option Shares (with an average exercise price of $14.00 per Share).

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2)
    and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: _______
  Form or registration no.: _______
  Filing Party: U.S. Office Products Company
  Date Filed: _______
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    This Final Amendment amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 dated May 4, 1998, of U.S. Office Products Company, a Delaware corporation (the "Company"), relating to the Offer by the Company to purchase 37,037,037 shares of common stock, par value $.001 per share, including shares of common stock underlying options (collectively "Shares") at a price of
$27.00 per Share (or, in the case of Shares underlying options, $27.00 minus the exercise price of the options) upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1998 and in the related Letter of
Transmittal. The Offer expired at 12:00 midnight, New York City time, on June 1,
1998 (the "Expiration Date"). Pursuant to the Offer, 159,388,080 Shares, of
which 19,631,260 were Shares underlying options, were validly tendered and not withdrawn. Accordingly, the proration percentage was approximately 23.237%.

ITEM 1. SECURITY AND ISSUER.

    (a) No change.

    (b) As of the Expiration Date, there were approximately 142,096,774 Shares issued and outstanding, and options to acquire approximately 21,970,107 Shares were issued and outstanding. Issued and outstanding Shares do not include
4,561,716 Shares issued as a result of acceptance of Shares underlying options in the Offer.

    (c) No change.

    (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The Company paid $934,568,651 in cash to acquire the Shares purchased in the Offer.

    (b) No change.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
        AFFILIATE.

    (a) No change.

    (b) No change.

    (c) No change.

    (d) No change.

    (e) No change.

    (f) No change.

    (g) No change.

    (h)-(j) Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    No change.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO
        THE ISSUER'S SECURITIES.

    No change.

                                       2
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ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    No change.

ITEM 7. FINANCIAL INFORMATION

    (a) No change.

    (b) No change.

ITEM 8. ADDITIONAL INFORMATION.

    (a) No change.

    (b) No change.

    (c) Not applicable.

    (d) No change.

    (e) No change.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)    *(i) Form of Press Release dated May 4, 1998.

         *(ii) Form of Offer to Purchase dated May 4, 1998.

         *(iii) Form of Letter dated May 4, 1998 from Thomas Morgan, President and Chief Executive Officer of U.S. Office Products Company to
                Stockholders.

         *(iv) Form of Letter dated May 4, 1998 from Morgan Stanley & Co.
               Incorporated (Dealer Manager) to Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees.

         *(v) Form of Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and other Nominees.

         *(vi) Form of Letter of Transmittal.

         *(vii) Form of Notice of Guaranteed Delivery.

        *(viii) Form of proposed advertisement to be printed in the Wall Street
                Journal on May 4, 1998.

         *(ix) (1) Form of Memorandum dated May 4, 1998 from U.S. Office
               Products Company to Holders of USOP Options; (2) Form of
               Questions and Answers on Tender Offer and Procedures for Holders of Options; and (3) Form of Notice of Instructions (Options).

         *(x) (1) Form of Memorandum dated May 4, 1998 from U.S. Office Products
              Company to Participants in the Employee Stock Purchase Plan; (2)
              Form of Questions and Answers on Tender Offer and Procedures for
              Participants in the U.S. Office Products Company Employee Stock
              Purchase Plan; (3) Form of Tender Instruction Form for Shares in the U.S. Office Products Company Employee Stock Purchase Plan; and
              (4) Form of Notice to Participants in the U.S. Office Products
              Company Employee Stock Purchase Plan from American Stock Transfer
              & Trust Company dated May 4, 1998.

         *(xi) (1) Form of Memorandum dated May 4, 1998 from the Company to
               Stockholders who own Pledged Shares; (2) Form of Question and
               Answers on Tender Offer and Procedures for Stockholders who own
               Pledged Shares; and (3) Form of Notice of Instructions, Power of
               Attorney and Agreement (Pledged Shares).

                                       3
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        (xii) Press Release Dated June 2, 1998.

        (xiii) Press Release Dated June 8, 1998.

    *(b) Commitment Letter dated March 24, 1998 from The Chase Manhattan Bank,
Chase Securities Inc., Bankers Trust Company, BT Alex.Brown Incorporated,
Merrill Lynch Capital Corporation, and Merrill Lynch, Pierce, Fenner & Smith
Incorporated to U.S. Office Products Company, as amended April 22, 1998.

    (c) (i) Ledecky Services Agreement, as amended.

       *(ii) Investment Agreement dated as of January 12, 1998 between U.S.
Office Products Company and CDR-PC Acquisition, L.L.C., as amended February 3,
1998.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

    *Previously Filed.

                                       4
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
                                U.S. OFFICE PRODUCTS COMPANY

                                By:              /s/ THOMAS MORGAN
                                     -----------------------------------------
                                                   Thomas Morgan
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: June 15, 1998

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